CONFIDENTIAL TREATMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Anderson LeNeave & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6805 Morrison Blvd., Suite 210
(No. and Street)

Charlotte	NC	28211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry Bekaert, LLC
(Name – *if individual, state las., first, middle name*)

1111 Metropolitan Ave., Suite 900	Charlotte	NC	28204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory M. LeNeave _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Anderson LeNeave & Co. _____ , as

of December 31 _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



Deborah L Moore
NOTARY PUBLIC
Mecklenburg County, NC
My Commission Expires January 30, 2024



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDERSON LENEAVE & CO.

Financial Statements
and
Accompanying Information
As of and for the Years Ended
December 31, 2020 and 2019

ANDERSON LENEAVE & CO.

Contents

Accompanying Information

Cherry Bekaert LLP

Report of Independent Registered Public Accounting Firm

To the Stockholders
Anderson LeNeave & Co.
Charlotte, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Anderson LeNeave & Co. (the "Company") as of December 31, 2020 **and 2019**, and the related statements of operations, changes in stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with generally accepted accounting principles in the United Sates.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Other Supplementary Information

The supplemental information contained in Schedule I, Computation of Net Capital and Net Capital Ratio Under Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cherry Bekaert LLP

Raleigh, North Carolina
February 11, 2021

We have served as the Company's auditor since 2010.

ANDERSON LENEAVE & CO.

Statements of Financial Condition

Assets

	December 31, 2020		December 31, 2019	
Cash and cash equivalents	$	180,010	$	183,933
Accounts receivable		2,000		10,124
Prepaid expenses and other assets		6,712		16,865
Right-of-use asset		295,080		376,082
Total assets	$	483,802	$	587,004

Liabilities

Lease Liability	$	327,242	$	376,082
Total liabilities		327,242		376,082

Stockholders' Equity

Common stock, no par value, 100,000 shares authorized, 10,000 shares issued and outstanding		81,066		81,066
Retained earnings		75,494		129,856
Total stockholders' equity		156,560		210,922
Total liabilities and stockholders' equity	$	483,802	$	587,004

The accompanying notes are an integral part of these statements.

ANDERSON LENEAVE & CO.

Statements of Operations

	Year ended December 31, 2020	Year ended December 31, 2019
Revenues		
Success fees	$ 299,238	$ 1,785,000
Advisory fees	166,500	415,000
Total revenues	465,738	2,200,000
Expenses		
Compensation and benefits	403,455	1,201,068
Referral Fees	17,248	190,000
Contract services	2,219	4,215
Lease Expense	91,852	77,098
Insurance	1,712	1,643
Profit sharing	-	143,100
Professional fees	13,619	13,344
Marketing	1,761	12,871
Training	950	1,282
Travel Expenses	6,045	27,972
Taxes and Licenses	6,794	4,698
Office Expenses	6,076	14,434
Dues and Subscriptions	37,150	41,151
Telephone and Cable	20,850	23,219
Other (income) / operating expenses	(89,631)	(22,245)
Total expenses	520,100	1,733,850
Net income (loss)	$ (54,362)	$ 466,150

The accompanying notes are an integral part of these statements.

ANDERSON LENEAVE & CO.

Statements of Changes in Stockholders' Equity

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2019	$ 81,066	$ 109,891	$ 190,957
Net income	-	466,150	466,150
Distributions to stockholders	-	(446,185)	(446,185)
Balance, December 31, 2019	81,066	129,856	210,922
Net loss	-	(54,362)	(54,362)
Balance, December 31, 2020	$ 81,066	$ 75,494	$ 156,560

The accompanying notes are an integral part of these statements.

ANDERSON LENEAVE & CO.

Statements of Cash Flows

	Year ended December 31, 2020		Year ended December 31, 2019	
Cash flows from operating activities				
Net income (loss)	$	(54,362)	$	466,150
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:				
Decrease (increase) in receivables		8,124		(10,124)
Decrease (increase) in prepaid expenses and other assets		10,153		(10,184)
Non-cash lease expense		32,163		-
Net cash provided by / (used in) operating activities		(3,923)		445,842
Cash flows from financing activities				
Distributions to stockholders		-		(446,185)
Net cash used in financing activities		-		(446,185)
Net increase (decrease) in cash and cash equivalents		(3,923)		(343)
Cash and cash equivalents at beginning of year		183,933		184,276
Cash and cash equivalents at end of year	$	180,010	$	183,933
Supplemental Disclosures:				
Non-cash activities:				
Right-of-use assets obtained in exchanged for lease liabilities	$			376,082

The accompanying notes are an integral part of these statements.

ANDERSON LENEAVE & CO.

Notes to Financial Statements
December 31, 2020 and 2019

Note 1 - Nature of operations

Anderson LeNeave & Co. (the "Company"), a North Carolina corporation, is a full-service investment banking firm providing corporate finance services, including merger and acquisition advisory services and private financing placement and advisory services to middle market companies. The Company has elected to be registered as a broker-dealer, is a member of the Financial Industry Regulatory Authority (FINRA) and thus is subject to various rules and regulations promulgated by the Securities and Exchange Commission (SEC). Accordingly, the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America as applicable to brokers and dealers in securities.

Note 2 - Summary of significant accounting policies

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts receivable

Trade accounts receivable are stated net of an allowance for doubtful accounts. Credit is extended to customers after an evaluation of the customer's financial condition, and generally collateral is not required. Management's determination of the allowance for doubtful accounts is based on an evaluation of the accounts receivable, past experience, current economic conditions, and other risks inherent in the accounts receivable portfolio. Trade accounts receivable are written-off when, in the opinion of management, such receivables are deemed to be uncollectible. No bad debt expense was incurred in 2020 and 2019. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ANDERSON LENEAVE & CO.

Notes to Financial Statements
December 31, 2020 and 2020

Note 2 - Summary of significant accounting policies (continued)

Fee Revenue

The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company evaluated the new revenue recognition accounting standard and determined that the accounting standard did not require a change in the Company's revenue recognition practices.

The Company provides advisory services on mergers and acquisitions (M&A) and private financing placement-related advisory services. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Other revenue relates primarily to billable transaction costs. Billable transaction costs include travel, other out-of-pocket expenses, reproduction and other transaction costs incurred by the Company that are billed to customers under the terms of agreements in place with those customers. These costs are expensed as incurred and billed in accordance with the agreed-upon terms.

Advertising

Advertising costs are expensed as incurred.

Income taxes

The Company has elected to be treated as an S Corporation for state and federal income tax purposes. As such, substantially all income of the Company is reported by the stockholder on his individual income tax returns. Accordingly, no provision for income taxes has been included in the accompanying financial statements. Management has evaluated the tax positions of the Company and it is the opinion of management that there are no uncertain tax positions that would be material to these financial statements. The Company did not incur any federal income tax expense in 2020 or 2019.

ANDERSON LENEAVE & CO.

Note 2 - Summary of significant accounting policies (continued)

Lease Accounting

The lease standard establishes a right-of-use model that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition on the income statement. The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification of those leases in place as of January 1, 2019.

The Company determines if an arrangement is a lease at inception. The operating lease agreements are primarily for office space and are included within operating lease right-of-use ("ROU") assets and lease liabilities on the balance sheet as of December 31, 2020 and 2019.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Our variable lease payments consist of non-lease services related to the lease. Variable lease payments are excluded from the ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred. As our lease do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. ROU assets also include any lease payments made and exclude lease incentives, if any. Rental expense for lease payments related to operating leases is recognized on a straight-line basis over the lease term.

The Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used, such as bank premises and equipment, is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of, such as foreclosed properties, are reported at the lower of the carrying amount or fair value less costs to sell. The Company completed a review of its long-lived assets and determined that no impairment was required to be recorded during the years ended December 31, 2020 and 2019.

Note 3 - Property and equipment

Property and equipment at December 31, consists of the following:

	2020	2019
Computer equipment	$ 19,219	$ 19,219
Office furniture and equipment	25,000	25,000
Computer software	3,711	3,711
Total property and equipment, gross	47,930	47,930
Less: Accumulated depreciation	(47,930)	(47,930)
Total property and equipment, net	$ -	$ -

ANDERSON LENEAVE & CO.

Notes to Financial Statements
December 31, 2020 and 2019

Note 4 - Capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 further requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The net capital and net capital ratio, which agree with our Focus Report as of December 31, were as follows:

	2020	**2019**
Net capital	$180,010	$183,933
Net capital ratio (ratio of indebtedness to capital)	Less than 1%	Less than 1%

Note 5 - Part I, Form X-17a-5:

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the Securities and Exchange Commission.

Note 6 - Profit sharing plan

Employees of the Company who are at least 21 years old and have completed one year of service are eligible to participate in the Anderson LeNeave & Co. Profit Sharing Plan (the "Plan").

The Plan allows the Company to make discretionary contributions on behalf of eligible employees of up to 20% of each employee's compensation, subject to statutory limitations. The Company made discretionary contributions of zero and $143,100 to the Plan for the years ended December 31, 2020 and 2019, respectively. Participants vest in their portion of employer contributions over a three-year period.

Note 7 – Operating Lease

On November 1, 2019, the Company entered into a 65 month non-cancelable operating lease which expires on March 31, 2025. Rent expense consists of both operating lease expense from amortization of our ROU assets as well as variable lease expense which consists of non-lease components of office leases (i.e. common area maintenance). Total rent expense for the year ended December 31, 2020 was $59,689. The weighted average interest rate used to determine the lease liability was 6.0% and the remaining term of the lease at December 31, 2020 was 51 months. As of December 31, 2020, the current portion of the lease liability was approximately $82,962.

Future minimum lease payments at December 31, 2020 are as follows:

Year	Amount
2021	82,962
2022	85,879
2023	88,455
2024	91,108
2025	23,344
Total	$371,748

ANDERSON LENEAVE & CO.

Note 8 - Concentration of credit risk

The Company places its cash and cash equivalents on deposit with a North Carolina financial institution. The balance at the financial institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. From time-to-time, the Company may have balances in excess of the FDIC insured limit.

Note 9 – Contingencies and uncertainties / COVID-19 Pandemic

On January 30, 2020, the World Health Organization declared the coronavirus "COVID-19" outbreak a "Public Health Emergency of International Concern" and on March 11, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, quarantines, or "stay-at-home" restrictions in certain areas and forced closures for certain types of public places and businesses. COVID-19 and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets globally, including the geographical areas in which the Company/Organization operates.

While it is unknown how long these conditions will last and what the complete financial impact will be, the Company is closely monitoring the impact of the COVID-19 pandemic on all aspects of the business/operations and is unable at this time to predict the continued impact that COVID-19 will have on their business, financial position, and operating results in future periods due to numerous uncertainties.

The Company received a loan under the Paycheck Protection Program ("PPP Loan") for an amount of $82,600, which was established under the Cares Act and administered by the Small Business Administration ("SBA"). The Company's loan forgiveness application was approved by its Bank on September 25, 2020 and by the SBA on November 27, 2020 in the full amount of the loan, plus accrued interest. As such the original principal amount of the loan has been recorded as other income as of December 31, 2020, but is not subject to taxation.

Note 10 – Subsequent Event

The Company has evaluated subsequent events through February 11, 2021, in connection with the preparation of these financial statements which is the date the financial statements were available to be issued.

ANDERSON LENEAVE & CO.

Computation of Net Capital and Net Capital Ratio
Under Rule 15c3-1 of the Securities and Exchange Commission

	Year Ended December 31, 2020	Year Ended December 31, 2019
Stockholder's equity	$ 156,560	$ 210,922
Plus:		
Non-cash adjustments to Net Capital	$ 32,162	
Less:		
Other nonallowable assets	(8,712)	(26,989)
Net capital adjustments	23,450	(26,989)
Net Capital	$ 180,010	$ 183,933
Aggregate indebtedness	$ -	$ -
Ratio of indebtedness to capital	0.00%	0.00%

The Net Capital per the audited financial statements agrees to the
Net Capital computation in the Focus Report filed for the quarters
ended December 31, 2020 and 2019.

·



ANDERSON LENEAVE & CO.
Investment Bankers

Schedule II

The Exemption Report

ANDERSON LENEAVE & CO. (the "Company") is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

As set forth in Section 8(2) of the Company's Membership Agreement, the Company is considered a "Non-Covered Firm" not subject to (i.e. exempt from) 17 C.F.R. §240.15c3-3 and is filing an Exemption Report in reliance on Footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to providing investment banking services in two areas: private placements of securities and M&A advisory services.

(2) The Company did not (i) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (ii) carry accounts of or for customers; or (3) carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Gregory M. LeNeave, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

ANDERSON LENEAVE & CO.

Gregory M. LeNeave

Gregory M. LeNeave
President

February 11, 2021

Report of Independent Registered Public Accounting Firm on
Agreed-Upon Procedures Required by SEC Rule 17a-5(e)(4)

To the Stockholders
Anderson LeNeave & Co.
Charlotte, North Carolina

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Anderson LeNeave & Co. (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2020. The Company's management is responsible for its Form SIPC-7 compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments, if any, in Form SIPC-7 with respective cash disbursement records entries by obtaining a copy of the bank statements showing the clearing of the payments, noting no differences; the Company informed us that no payments were made for the year ended December 31, 2020.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, as applicable, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers reconciling adjusted amounts to the Company's trial balance, if applicable, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct, an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Cherry Bekaert LLP

Charlotte, North Carolina
February 11, 2021

Report of Independent Registered Public Accounting Firm

To the Stockholders
Anderson LeNeave & Co.
Charlotte, North Carolina

We have reviewed management's statements, included in the accompanying Exemption Report (Schedule II), in which (1) Anderson LeNeave & Co. (the "Company") identified that it is considered a "Non-Covered Firm" exempt from provisions of 17 C.F.R. §15c3-3 and is filing its Exemption Report relying on footnote 74 to Securities Exchange Commission ("SEC") Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to conducting business activities as an investment banking firm providing corporate finance, private placement, and advisory services, (2) The Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Cherry Bekaert LLP

Charlotte, North Carolina
February 11, 2021